8-19-2003 

SECURITIE: 03053473 ...MISSION
W...ington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 065440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG WorldWide Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Century Park East, Suite 2100
(No. and Street)

Los Angeles,	California	90067-2522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Shor (310) 551-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Avenue, # 59, Encino,		California	91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Shor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BG WorldWide, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
WASH, D.C.
SECTION

BG WORLDWIDE SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE FIFTEEN MONTHS ENDED
JUNE 30, 2003

BG WORLDWIDE SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Directors
BG WorldWide Securities, Inc..
Los Angeles, California

I have audited the accompanying statement of financial condition of BG WorldWide Securities, Inc. as of June 30, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the fifteen months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of BG WorldWide Securities, Inc.. as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
July 30, 2003

BG WORLDWIDE SECURITIES, INC.

Statement of Financial Condition
June 30, 2003

ASSETS

Cash	$	11,927
Income tax receivable		5,302
Total assets		$17,229

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	4,800
Total liabilities		4,800
STOCKHOLDERS' EQUITY:		
Common stock, no par value, 100 shares authorized and 100 shares issued and outstanding		100
Paid in capital		32,900
Retained deficit		(20,571)
Total stockholders' equity		12,429
Total liabilities and stockholders' equity	$	17,229

BG WORLDWIDE SECURITIES, INC.

Statement of Income
For the fifteen months ended June 30, 2003

REVENUES:	
Fees	$0
Total income	0
EXPENSES:	
Dues & subscriptions	5,150
License and registration fees	15,923
Professional fees	4,800
Total expenses	25,873
NET LOSS BEFORE INCOME TAXES	(25,873)
INCOME TAX BENEFIT (Note 2)	(5,302)
NET LOSS	($20,571)

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the fifteen months ended June 30, 2003

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Common Stock	$ 100			$ 100
Paid in Capital		32,900		32,900
Net loss			(20,571)	(20,571)
Ending Balance June 30, 2003	$100	$32,900	($20,571)	$12,429

The accompanying notes are an integral part of these financial statements.

BG WORLDWIDE SECURITIES, INC.

Statement of Cash Flows
For the fifteen months ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($20,571)
Adjustment to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Income tax receivable	(5,302)
Increase (decrease) in	
Accounts payable	4,800
Total adjustments	(502)
Net cash used in operating actitivies	(21,073)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of common stock	100
Proceeds from paid in capital	32,900
Net cash provided by financing activities	33,000
NET INCREASE IN CASH	11,927
Cash at beginning of year	-
Cash at end of year	$11,927
Supplemental cash flow disclosures	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

BG WORLDWIDE SECURITIES, INC.

Notes to Financial Statements
June 30, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

BG WorldWide Securities, Inc. (the "Company") was formed on December 6, 2001 in California as a "C" corporation. It received approval from the SEC and NASD on November 18, 2002 to be registered as a securities broker dealer acting in a limited capacity for variable annuities, variable life, and mutual funds.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Development stage company:

The firm has not begun its planned operation. Management plans to operate the firm beginning August, 2003 and expects revenues to fully meet the firms' operating costs and regulatory capital needs.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The firm has not generated revenues for the fifteen months ended June 30, 2003.

Note 2: INCOME TAXES

The firm has a net operating loss; which a tax benefit of $5,302 has been recorded. The firm is allowed to carry back the loss for 3 years and forward for 15 years. The firm has elected not to carry back the loss and to realize the benefit in future years.

The components of the income tax benefit for the fifteen months ended June 30, 2003 are as follows:

Current:	
Federal	$ (6,139)
State	837
Tax Benefit	$ (5,302)

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on June 30, 2003, the Company's net capital of $7,127 exceeded the minimum net capital requirement by $2,127 and, the Company's ratio of aggregate indebtedness ($4,800) to net capital was 0.67, which is less than the allowed limit of 15 to 1.

BG WORLDWIDE SECURITIES, INC.

Statement of Net Capital
Schedule I
June 30, 2003

	Focus 06/2003	Audit 06/2003	Change
Stockholders' equity, June 30, 2003	$11,927	$12,429	($502)
Subtract - Non allowable assets:			
Income tax receivable	0	5,302	(5,302)
Tentative net capital	11,927	7,127	4,800
Haircuts:	0	0	
NET CAPITAL	11,927	7,127	4,800
Minimum net capital	(5,000)	(5,000)	
Excess net capital	6,927	2,127	4,800
Aggregate indebtedness	0	4,800	(4,800)
Ratio of aggregate indebtedness to net capital	0.00	0.67	

The differences were caused by year end tax benefit computation and accruals

The accompanying notes are an integral part of these financial statements.

BG WORLDWIDE SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
June 30, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Directors
BG WorldWide Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of BG WorldWide Securities, Inc. for the fifteen months ended June 30, 2003, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by BG WorldWide Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Encino, California
July 30, 2003